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                                                                      Exhibit 1

[LOGO OF BENJAMIN MOORE PAINTS]

                                                              November 17, 2000

To Fellow Shareholders:

  We are pleased to inform you that, on November 8, 2000, Benjamin Moore & Co. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Berkshire Hathaway Inc. ("Parent") and B Acquisition, Inc. ("Purchaser"), a wholly owned subsidiary of Parent, pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock (the "Shares"), at a price of $37.82 per Share, net to the seller in cash, without interest.

  Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining Shares will be converted into the right to receive the same cash consideration per Share as is paid to shareholders in the Offer.

  The Benjamin Moore Board of Directors (the "Board") has unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the holders of Shares, has unanimously approved the Merger Agreement and the transactions contemplated thereby, and has unanimously recommended that holders of Shares accept the Offer, approve the Merger Agreement and the transactions contemplated thereby and tender their Shares pursuant to the Offer.

  In arriving at its determination and recommendation, the Board gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion, dated November 8, 2000, of J.P. Morgan Securities Inc. that, as of such date, the $37.82 per Share cash consideration proposed to be paid to the holders of the Shares in the Offer and the Merger is fair to such holders, from a financial point of view.

  Additional information with respect to the Board's decision and its actions is contained in the enclosed Schedule 14D-9. In addition, enclosed is the Offer to Purchase dated November 17, 2000, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully.

  All shareholders of record on November 20, 2000 who are entitled to receive the extra fourth quarter cash dividend of $0.12 per Share declared by the Company on November 8, 2000 and payable on December 4, 2000 will receive such dividend regardless of whether such shareholders tender their Shares in the Offer.

  We hope you are as pleased as we are that your investment in the Company has led to the opportunity afforded by the Offer.

Sincerely,

j/s/ Richard Roob
/s/ Yvan Dupay
Yvan Dupuy                                Richard Roob
President and Chief Executive Officer     Chairman of the Board